Kips Bay Medical, Inc.
3405 Annapolis Lane North, Suite 200
Minneapolis, Minnesota 55447
May 27, 2010
VIA EDGAR
Mr. Ruairi Regan
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     Re: Kips Bay Medical, Inc. / Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-165940)
Dear Mr. Regan:
Reference is made to the Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-165940) filed with the Securities and Exchange Commission by Kips Bay Medical, Inc. (the “Company”) on May 20, 2010 (the “Amendment to Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Amendment to Registration Statement immediately following the smaller reporting company checkbox:
“The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”
If you have questions or require additional information, please do not hesitate to contact Robert K. Ranum of Fredrikson & Byron, P.A. at (612) 492-7067.

Sincerely, KIPS BAY MEDICAL, INC.
By:	/s/ Scott Kellen
Scott Kellen
Chief Financial Officer